February 12, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Dickerson and Laura Crotty

Re:	Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-276623)

Request for Acceleration

Dear Ms. Dickerson and Ms. Crotty:

This letter is sent on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on February 13, 2024, or as soon thereafter as practicable.

Please contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (212) 935-3000, with any questions you may have concerning this request.

Sincerely,

Cyclacel Pharmaceticals, Inc.

By:	/s/ Paul McBarron
Name:	Paul McBarron
Title:	Executive Vice President-Finance,
Chief Financial Officer and Chief Operating Officer

cc:	Jeffrey Schultz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.